UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006.

Commission File Number: 001-31221

Total number of pages: 50

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Earnings release dated January 31, 2006 announcing the company’s results for the Nine Months ended December 31, 2005.
2.	Materials presented in conjunction with the earnings release dated January 31, 2006 announcing the company’s results for the Nine Months ended December 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: February 1, 2006	By:	/s/ YOSHIKIYO SAKAI
Yoshikiyo Sakai
Head of Investor Relations

3:00 P.M. JST, January 31, 2006 NTT DoCoMo, Inc.

Earnings Release for the Nine Months Ended December 31, 2005

Consolidated financial results of NTT DoCoMo, Inc. and its subsidiaries (collectively “we” or “DoCoMo”) for the nine months ended December 31, 2005 (April 1, 2005 to December 31, 2005), are summarized as follows.

<< Highlights of Financial Results >>

•	For the nine months ended December 31, 2005, operating revenues were ¥3,582.2 billion (down 1.7% compared to the same period of the prior year), operating income was ¥693.5 billion (down 7.7% compared to the same period of the prior year), income before income taxes was ¥811.2 billion (down 35.1% compared to the same period of the prior year) and net income was ¥516.4 billion (down 31.7% compared to the same period of the prior year).

•	Earnings per share were ¥11,352.77 and EBITDA margin* was 34.7%, down 1.1 points compared to the same period of the prior year.

Notes:

1.	Consolidated financial statements in this release are unaudited.

2.	Amounts in this release are rounded off.

*	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of EBITDA, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 15.

<< Comment from Masao Nakamura, President and CEO >>

In the third quarter of the fiscal year ending March 31, 2006, we endeavored to reinforce our competitiveness by revising our rate structure and introducing new rate plans such as the “Fami-wari Wide” discount package, and improve our service portfolio through the launch of “Push Talk”, “ToruCa” and other new services in conjunction with the release of our latest FOMA 902i series handsets. At the same time, we stepped up our efforts to further improve our network quality and after-sales support. As a result of these actions, our cellular churn rate dropped to 0.72% in the third quarter, and we successfully slowed the decline in MOU and ARPU compared to the same period of last fiscal year.

For the first nine months of this fiscal year, our operating revenues and our operating income decreased by ¥60.9 billion and ¥57.9 billion, respectively, from the same period of last fiscal year to ¥3,582.2 billion and ¥693.5 billion. However, the year-on-year reduction in cellular service revenues was limited to ¥1.3 billion, slowing the pace of decline compared to the first six months of the fiscal year. We are endeavoring to meet our consolidated financial forecast for fiscal 2005 announced on October 28, 2005.

The “i-channel” service has made a good start after its launch in September 2005, with its subscriber base topping the one million mark on January 22, 2006. We are moving toward our goal of transforming our cellular services into a lifestyle infrastructure. In terms of accomplishments to date, we commenced a new service allowing subscribers to use their cellular phones as credit cards under the brand name “iD” on December 1, 2005, and our user-base of i-mode FeliCa-enabled handsets topped 10 million on January 26, 2006. Furthermore, to allow more subscribers to use our service as a multi-functional tool in everyday life with fewer concerns over their phone bills, we decided to lift restrictions on subscriptions to our “pake-houdai” service starting from March 2006, which will enable any FOMA subscriber to join the i-mode flat-rate plan regardless of their billing plan. In addition, in order to strengthen our core business and expand our business domain to promote growth for the future, we decided to invest in a number of companies, including both domestic and overseas partners.

The competitive environment in the Japanese cellular phone market is expected to become even harsher with the scheduled introduction of mobile number portability in less than a year, but we are committed to taking steady and proactive measures to address all issues and build up comprehensive strength, putting customers at the center of our decisions.

<< Operating Results and Financial Position >>

<Results of operations>	Billions of yen
	(UNAUDITED) Nine months ended December 31, 2005	(UNAUDITED) Nine months ended December 31, 2004	Increase (Decrease)		Year ended March 31, 2005
Operating revenues	¥3,582.2	¥3,643.1	¥(60.9)	(1.7%)	¥4,844.6
Operating expenses	2,888.8	2,891.7	(3.0)	(0.1)	4,060.4

Operating income	693.5	751.4	(57.9)	(7.7)	784.2

Other income, net	117.7	498.8	(381.1)	(76.4)	504.1

Income before income taxes	811.2	1,250.1	(438.9)	(35.1)	1,288.2
Income taxes	293.9	493.4	(199.4)	(40.4)	527.7
Equity in net losses of affiliates	(0.9)	(0.1)	(0.7)	—	(12.9)
Minority interests in consolidated subsidiaries	0.0	(0.1)	0.1	—	(0.1)

Net income	¥516.4	¥756.5	¥(240.1)	(31.7%)	¥747.6

1.	Business Overview

(1)	Operating revenues totaled ¥3,582.2 billion (down 1.7% compared to the same period of the prior year).

•	Cellular (FOMA+mova) services revenues were ¥3,130.3 billion. Cellular (FOMA+mova) services revenues were sustained at the same level compared to the same period of the prior year, as a decline in ARPU resulting from our rate reductions such as the amendment of our billing plans, was offset by the acquisition of new subscribers and lowered churn rate driven by the reinforcement of our core business.

•	Voice revenues from FOMA services increased to ¥819.1 billion (up 146.8% compared to the same period of the prior year) and packet communications revenues from FOMA services increased to ¥422.2 billion (up 152.8% compared to the same period of the prior year) owing to a significant increase in the number of FOMA services subscribers, which resulted from the release of new handsets such as the “FOMA 902i” series and further improvements in network quality.

•	Although the sales of handsets related to the migration of subscribers from mova services to FOMA services were continuously strong, revenues from equipment sales decreased to ¥353.2 billion (down 13.6% compared to the same period of the prior year) due to a decrease in the total number of handsets sold.

<Breakdown of operating revenues>	Billions of yen
	(UNAUDITED) Nine months ended December 31, 2005	(UNAUDITED) Nine months ended December 31, 2004	Increase (Decrease)
Wireless services	¥3,229.0	¥3,234.5	¥(5.4)	(0.2%)
Cellular (FOMA+mova) services revenues (i)	3,130.3	3,131.6	(1.3)	(0.0)
- Voice revenues (ii)	2,303.4	2,334.0	(30.6)	(1.3)
Including: FOMA services	819.1	331.9	487.2	146.8
- Packet communications revenues	826.9	797.6	29.3	3.7
Including: FOMA services	422.2	167.0	255.2	152.8
PHS services revenues	32.6	46.3	(13.7)	(29.6)
Other revenues (i)	66.2	56.5	9.6	17.1
Equipment sales	353.2	408.6	(55.4)	(13.6)

Total operating revenues	¥3,582.2	¥3,643.1	¥(60.9)	(1.7%)

Notes:

(i)	For periods beginning after March 31, 2005, Quickcast services revenues, which were presented separately in the past, are included in “Other revenues,” and international services revenues, which were previously included in “Other revenues,” are included in “Cellular (FOMA+mova) services revenues.” However, international services revenues related to FOMA services are not included in FOMA services revenues for the nine months ended December 31, 2004 because such information was not previously maintained. (Quickcast services revenues are reclassified and included in “Other revenues” for the nine months ended December 31, 2004.)

(ii)	Voice revenues include data communications revenues through circuit switching system.

(2)	Operating expenses were ¥2,888.8 billion (down 0.1% compared to the same period of the prior year).

•	Personnel expenses were ¥186.6 billion (down 0.2% compared to the same period of the prior year). The number of employees as of December 31, 2005 was 22,357.

•	Non-personnel expenses were ¥1,835.3 billion, approximately at the same level compared to the same period of the prior year. A decrease in sales-related expenses due to the decline in the number of handsets sold was offset by increases in other non-personnel expenses, such as provision of free-of-charge battery packs and extension of free warranty period for hadsets.

•	Depreciation and amortization increased by 0.6% to ¥532.0 billion compared to the same period of the prior year due to the effect of shortened useful lives of assets associated with the renewal of IT systems.

•	Impairment loss represents the impairment of PHS related assets, which were acquired during the nine months ended December 31, 2005.

<Breakdown of operating expenses>	Billions of yen
	(UNAUDITED) Nine months ended December 31, 2005	(UNAUDITED) Nine months ended December 31, 2004	Increase (Decrease)
Personnel expenses	¥186.6	¥187.0	¥(0.4)	(0.2%)
Non-personnel expenses	1,835.3	1,834.9	0.3	0.0
Depreciation and amortization	532.0	528.8	3.2	0.6
Impairment loss	0.7	—	0.7	—
Loss on disposal of property, plant and equipment and intangible assets	26.3	33.5	(7.2)	(21.5)
Communication network charges	280.2	280.9	(0.7)	(0.3)
Taxes and public dues	27.7	26.6	1.0	3.9

Total operating expenses	¥2,888.8	¥2,891.7	¥(3.0)	(0.1%)

(3)	Operating income decreased to ¥693.5 billion (down 7.7% compared to the same period of the prior year). Income before income taxes decreased by 35.1% to ¥811.2 billion compared to the same period of the prior year mainly due to the fact that gains on sale of Hutchison 3G UK Holdings Limited shares (¥62.0 billion) and of KPN Mobile N.V. shares (¥40.0 billion) during this period were less than the gain on sale of AT&T Wireless Services, Inc. shares of ¥501.8 billion during the same period of the prior year.

(4)	Net income was ¥516.4 billion (down 31.7% compared to the same period of the prior year).

2.	Segment Information

(1)	Mobile phone business

Operating revenues were ¥3,521.5 billion and operating income was ¥697.9 billion.

•	Cellular (FOMA) services

-	In October 2005, we released the “FOMA SA700iS” handset, which was the first FOMA handset with navigation function (GPS capability), and the “FOMA P701iD” handset featuring simple and elegant design. In and after November 2005, we released the “FOMA 902i” series handsets, which are compatible with the “PushTalk,” walkie-talkie-style communication service that allows as many as five users to speak simultaneously, and the “ToruCa” service that enables users to obtain information such as promotional coupons and store guides by simply holding their handsets against dedicated reader/writers. To satisfy customers’ taste, we enhanced our handset lineup by releasing the “prosolid II,” which was the thinnest and camera-less FOMA handset in November 2005; the “Music Porter II,” which enables users to listen to music continuously for up to 20 hours, in December 2005; and “Raku Raku PHONE Simple,” a simple function handset specialized in voice communication, in December 2005. The number of FOMA services subscribers increased to 20.13 million as of December 31, 2005.

-	Voice ARPU, packet ARPU and aggregate ARPU of cellular (FOMA) services were ¥5,850, ¥3,050 and ¥8,900, respectively.

•	Cellular (mova) services

-	In October 2005, we released the “RADIDEN,” which is the first handset in the world equipped with tri-band tuner (AM/FM radio and audio from TV). Due to continuous progress in the migration of subscribers from mova services to FOMA services, the number of mova subscribers decreased to 30.24 million as of December 31, 2005.

-	Voice ARPU, i-mode ARPU and aggregate ARPU of cellular (mova) services were ¥4,770, ¥1,320 and ¥6,090, respectively.

-	In addition, in both FOMA and mova services, we launched new simpler and easier-to-understand billing plans, and upgraded the “Ichinen Discount” by providing our long-term subscribers with further favorable discount rates in November 2005. Starting December 1, 2005, we enhanced the existing “Family Discount” by launching the “Fami-wari Wide” discount plan for children through junior high school age, seniors aged over 60 and subscribers with special needs qualified for “Hearty Discount.” We also launched the “DoCoMo Business Premier Club” service for business accounts. The aggregate number of the FOMA and mova services subscribers surpassed 50 million in November 2005.

-	Voice ARPU, packet ARPU and aggregate ARPU of cellular (FOMA+mova) services were ¥5,110, ¥1,860 and ¥6,970, respectively.

-	Churn rate for cellular (FOMA+mova) services for the three months and nine months ended December 31, 2005 was 0.72% and 0.78%, decreases of 0.23 points and 0.25 points compared to the same period of the prior year, respectively.

•	i-mode services

-	Toward promotion of “Osaifu-Keitai*” usage, we launched the new “iD” credit card brand for card issuers, which enables users to make speedy payments without signature, simply by holding the handsets against dedicated reader/writers at stores, in December 2005. As of December 31, 2005, the number of subscribers using i-mode-FeliCa-compatible handsets reached approximately 9.2 million and the number of “Osaifu-Keitai*” compatible shops and vending machines increased to approximately 28,000 and 6,800, respectively. The number of i-mode services subscribers reached 45.62 million as of December 31, 2005.

-	As for global development, O2 plc, a UK-based carrier, launched i-mode services in the UK and Ireland in October 2005. StarHub Ltd., a Singaporean carrier, also launched i-mode services in November 2005. As a result, i-mode services have been rolled out in 15 countries and areas including Japan as of December 31, 2005.

*	“Osaifu-Keitai” refers to mobile phones equipped with a contactless IC chip, as well as the useful function and services enabled by the IC chip. With this function, a mobile phone can be utilized as electronic wallet, a credit card, an electronic ticket, a membership card, an airline ticket, and more.

•	International services

-	In December 2005, to further improve the convenience of our subscribers, we lowered rental charges for outbound international roaming handsets used for the “WORLD WING” service for FOMA service subscribers and “WORLD WALKER-PLUS” service for mova service subscribers, if applications are made via i-mode or the Internet. We also began accepting applications for and providing the handsets at DoCoMo Shops nationwide. Furthermore, we added Vietnam and Brazil in October and New Zealand in November 2005 to the areas where our international roaming-out services for packet communications are available. As of December 31, 2005, we expanded the service area of international roaming-out services for voice calls and Short Messaging Service (SMS) to 130 countries and areas; for packet communications to 60 countries and areas; and for videophone calls to 20 countries and areas.

Note:

ARPU: Average monthly revenue per unit

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as monthly charges, voice transmission charges and packet transmission charges, from designated services which are incurred consistently each month, by number of active subscribers to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information regarding the average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter. See page 14 for the details of the calculation methods.

<Number of subscribers by services>	Thousand subscribers
	December 31, 2005	March 31, 2005	Increase (Decrease)
Cellular (FOMA) services	20,129	11,501	8,628	75.0%
Cellular (mova) services	30,237	37,324	(7,087)	(19.0)
i-mode services	45,616	44,021	1,595	3.6

Note:

Number of i-mode subscribers as of December 31, 2005 = Cellular (FOMA) i-mode subscribers (19,715 thousand) + Cellular (mova) i-mode subscribers (25,901 thousand)
Number of i-mode subscribers as of March 31, 2005 = Cellular (FOMA) i-mode subscribers (11,353 thousand) + Cellular (mova) i-mode subscribers (32,667 thousand)

<Operating results>	Billions of yen
	(UNAUDITED) Nine months ended December 31, 2005	(UNAUDITED) Nine months ended December 31, 2004	Increase (Decrease)
Mobile phone business operating revenues	¥3,521.5	¥3,578.0	¥(56.5)	(1.6%)
Mobile phone business operating income	697.9	769.8	(71.9)	(9.3)

Note:

For periods beginning after March 31, 2005, international services, which were previously included in “Miscellaneous businesses,” are included in “Mobile phone business.” As a result thereof, certain reclassifications are made to the operating results for the nine months ended December 31, 2004.

(2)	PHS business

Operating revenues were ¥33.2 billion and operating loss was ¥3.1 billion.

•	In order to concentrate our business resources on FOMA services, we ceased accepting new PHS subscriptions on April 30, 2005.

*	In January 2006, we have announced our intention to cease PHS services during the three months ending December 31, 2007. The actual date of the termination will be determined while monitoring the usage trends of the current subscribers.

•	ARPU was ¥3,300.

Note:

See page 14 for the details of the ARPU calculation methods.

<Number of subscribers>	Thousand subscribers
	December 31, 2005	March 31, 2005	Increase (Decrease)
PHS services	882	1,314	(432)	(32.9%)

<Operating results>	Billions of yen
	(UNAUDITED) Nine months ended December 31, 2005	(UNAUDITED) Nine months ended December 31, 2004	Increase (Decrease)
PHS business operating revenues	¥33.2	¥48.5	¥(15.2)	(31.4%)
PHS business operating loss	(3.1)	(17.0)	13.9	—

(3)	Miscellaneous businesses

Operating revenues were ¥27.5 billion and operating loss was ¥1.3 billion.

•	For our public wireless LAN service, “Mzone,” we reduced the monthly charges in December 2005. The number of our domestic hot spots increased to 841 as of December 31, 2005.

•	In April 2005, in consideration of the continuous decline in the number of Quickcast subscribers, we decided to terminate the services on March 31, 2007.

<Operating results>	Billions of yen
	(UNAUDITED) Nine months ended December 31, 2005	(UNAUDITED) Nine months ended December 31, 2004	Increase (Decrease)
Miscellaneous businesses operating revenues	¥27.5	¥16.6	¥10.8	65.2%
Miscellaneous businesses operating loss	(1.3)	(1.5)	0.2	—

Note:

For periods beginning after March 31, 2005, Quickcast business, which was presented separately in past releases, is included in “Miscellaneous businesses.” As a result thereof, certain reclassifications are made to the operating results for the nine months ended December 31, 2004.

3.	Capital Expenditures

Total capital expenditures were ¥608.5 billion.

•	We expanded the coverage areas of FOMA services, including a rollout of “FOMA Plus Area,” which enables calls in mountainous areas, where previous FOMA handsets could not make calls; reinforced our FOMA network to meet the increase in demand; and constructed networks and equipment to provide new services, such as our “PushTalk” service. On the other hand, we continued our efforts to make our capital expenditures more efficient and less costly by saving on acquisition costs of equipment and improving the design and construction process. Compared to the nine months ended December 31, 2004, when we had completed the construction of four buildings for telecommunications equipment, total capital expenditures during the nine months ended December 31, 2005 decreased by 3.9%.

<Breakdown of capital expenditures>	Billions of yen
	(UNAUDITED) Nine months ended December 31, 2005	(UNAUDITED) Nine months ended December 31, 2004	Increase (Decrease)
Mobile phone business	¥515.4	¥523.6	¥(8.2)	(1.6%)
PHS business	0.7	3.3	(2.6)	(77.7)
Other (including information systems)	92.4	106.1	(13.8)	(13.0)

Total capital expenditures	¥608.5	¥633.1	¥(24.6)	(3.9%)

Note:

For periods beginning after March 31, 2005, capital expenditures for Quickcast business, which were presented separately in past releases, are included in “Other (including information systems).” As a result thereof, certain reclassifications are made to the capital expenditures for the nine months ended December 31, 2004.

4.	Cash Flow Conditions

•	Net cash provided by operating activities was ¥1,044.7 billion (up 81.4% compared to the same period of the prior year). Net cash provided by operating activities increased mainly owing to a decrease in the payment of income taxes, which was ¥540.2 billion in the same period of the prior year, to ¥182.5 billion and refund of income taxes of ¥93.1 billion. Because December 31 is a bank holiday in Japan, cash transactions, mainly receipt of cellular bills, that would normally be settled on the last day of each month are actually settled at the beginning of January. This had a net negative impact of ¥226.0 billion on net cash provided by operating activities for the period.

•	Net cash used in investing activities increased to ¥794.0 billion (up 142.2% compared to the same period of the prior year). Purchases of non-current investments, which were ¥22.9 billion in the same period of the prior year, increased to ¥214.8 billion resulting from our investments in Sumitomo Mitsui Card Company, Limited and KT Freetel Co., Ltd. In addition, proceeds from the sale of non-current investments, which were ¥725.9 billion in the same period of the prior year, when we sold AT&T Wireless Services, Inc. shares, decreased to ¥25.1 billion. Changes in investments for cash management purposes, which were outflows of ¥361.3 billion in the same period of the prior year, were inflows of ¥13.6 billion.

•	Net cash used in financing activities was ¥442.1 billion (down 28.4% compared to the same period of the prior year). Net cash used in financing activities decreased mainly due to decreases in repayments of outstanding debt and payments to acquire treasury stock.

•	Free cash flows were ¥250.7 billion (up 1.0% compared to the same period of the prior year). Adjusted free cash flows*, excluding the effect of bank holidays and changes in investments for cash management purposes, were ¥463.1 billion (down 45.2% compared to the same period of the prior year).

<Statements of cash flows>

	Billions of yen
	(UNAUDITED) Nine months ended December 31, 2005	(UNAUDITED) Nine months ended December 31, 2004	Increase (Decrease)
Net cash provided by operating activities	¥1,044.7	¥576.0	¥468.7	81.4%
Net cash used in investing activities	(794.0)	(327.9)	(466.2)	–
Net cash used in financing activities	(442.1)	(617.8)	175.7	–
Free cash flows	250.7	248.1	2.5	1.0
Adjusted free cash flows *	463.1	845.4	(382.4)	(45.2)

<Financial measures>

	Nine months ended December 31, 2005	Nine months ended December 31, 2004	Increase (Decrease)
Equity ratio	63.0%	65.0%	(2.0 points)
Debt ratio	19.0%	19.5%	(0.5 points)

Notes:

•	Free cash flows = Net cash provided by (used in) operating activities + Net cash provided by (used in) investing activities

•	Adjusted free cash flows excludes the effects of irregular factors and changes in investments for cash management purposes.

•	Irregular factors represent the effects of uncollected revenues due to bank holidays at the end of the nine months ended December 31, 2005 and 2004.

•	Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than 3 months.

•	Equity ratio = Shareholders’ equity / Total assets

•	Debt ratio = Interest bearing liabilities / (Shareholders’ equity + Interest bearing liabilities)

*	See the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 15.

“FOMA,” “PushTalk,” “ToruCa,” “iD,” “mova,” “Quickcast,” “prosolid,” “Music Porter,” “RADIDEN,” “i-mode,” “WORLD WING,” “WORLD WALKER” and “Mzone” are trademarks or registered trademarks of NTT DoCoMo, Inc. Other products or company names shown in this Earnings Release are trademarks or registered trademarks.

Consolidated Financial Statements	January 31, 2006
For the Nine Months Ended December 31, 2005	[U.S. GAAP]

Name of registrant:	NTT DoCoMo, Inc.
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
(URL http://www.nttdocomo.co.jp/)
Representative:	Masao Nakamura, Representative Director, President and Chief Executive Officer
Contact:	Masahiko Yamada, Senior Manager, General Affairs Department / TEL +81-3-5156-1111

1. Notes Related to the Preparation of the Consolidated Financial Statements

(1)	Adoption of simplified accounting methods:	No
(2)	Difference in the accounting policies from the most recent fiscal year:	Yes (Reclassification of segment information)
(3)	Change of reporting entities

Number of consolidated companies added:	14	Number of consolidated companies removed:	3
Number of companies on equity method added:	7	Number of companies on equity method removed:	9

  Note: Six companies which were accounted for using the equity method are consolidated from this period.

2. Consolidated Financial Results for the Nine Months Ended December 31, 2005 (April 1, 2005 - December 31, 2005)

(1)	Consolidated Results of Operations

Amounts are rounded off to the nearest 1 million yen.	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income
Nine months ended December 31, 2005	3,582,248	(1.7%)	693,480	(7.7%)	811,189	(35.1%)	516,399	(31.7%)
Nine months ended December 31, 2004	3,643,098	(4.8%)	751,350	(10.9%)	1,250,117	49.5%	756,536	53.1%

Year ended March 31, 2005	4,844,610		784,166		1,288,221		747,564

	Basic Earnings per Share	Diluted Earnings per Share
Nine months ended December 31, 2005	11,352.77 (yen)	11,352.77 (yen)
Nine months ended December 31, 2004	15,852.13 (yen)	15,852.13 (yen)

Year ended March 31, 2005	15,771.01 (yen)	15,771.01 (yen)

Notes:	1.	The weighted average number of shares outstanding:	For the nine months ended December 31, 2005:	45,486,620 shares

			For the nine months ended December 31, 2004:	47,724,565 shares

			For the fiscal year ended March 31, 2005:	47,401,154 shares
	2.	Percentage for operating revenues, operating income, income before income taxes and net income in the above tables represent changes compared to corresponding previous periods.

(2) Consolidated Financial Position	(Millions of yen, except per share amounts)
	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
December 31, 2005	6,295,347	3,967,033	63.0%	89,016.07 (yen)
December 31, 2004	6,085,032	3,956,093	65.0%	85,098.53 (yen)

March 31, 2005	6,136,521	3,907,932	63.7%	84,455.27 (yen)

Note:	The number of shares outstanding as of December 31, 2005 and 2004, and March 31, 2005 was 44,565,359, 46,488,381 and 46,272,208, respectively.

(3) Consolidated Cash Flows	(Millions of yen)
	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
Nine months ended December 31, 2005	1,044,703	(794,043)	(442,077)	579,964
Nine months ended December 31, 2004	575,992	(327,876)	(617,806)	464,428

Year ended March 31, 2005	1,181,585	(578,329)	(672,039)	769,952

3. Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

	(Millions of yen)

	Operating Revenues	Income before Income Taxes	Net Income
Year ending March 31, 2006	4,784,000	942,000	604,000

(Reference) Expected earnings per share:	13,539.99 yen

Notes:	1.	There has been no change in our forecasts for the fiscal year ending March 31, 2006 since we announced the forecasts on October 28, 2005.

	2.	With regard to the above forecasts, please refer to page 16.

*	Consolidated financial statements are unaudited.

<< Consolidated Financial Statements >>

1.	Consolidated Balance Sheets

	Millions of yen
	(UNAUDITED) December 31, 2005	(UNAUDITED) December 31, 2004	Increase (Decrease)		March 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	¥579,964	¥464,428	¥115,536	24.9%	¥769,952
Short-term investments	186,726	361,473	(174,747)	(48.3)	250,017
Accounts receivable, net	900,935	857,026	43,909	5.1	612,397
Inventories	121,513	130,973	(9,460)	(7.2)	156,426
Deferred tax assets	100,329	73,610	26,719	36.3	145,395
Tax refunds receivable	—	—	—	—	92,869
Prepaid expenses and other current assets	99,432	107,612	(8,180)	(7.6)	114,638

Total current assets	1,988,899	1,995,122	(6,223)	(0.3)	2,141,694

Property, plant and equipment:
Wireless telecommunications equipment	4,622,924	4,371,948	250,976	5.7	4,392,477
Buildings and structures	718,409	686,004	32,405	4.7	696,002
Tools, furniture and fixtures	604,378	586,053	18,325	3.1	589,302
Land	197,549	195,437	2,112	1.1	196,062
Construction in progress	154,205	136,501	17,704	13.0	103,648
Accumulated depreciation	(3,562,300)	(3,230,683)	(331,617)	—	(3,295,062)

Total property, plant and equipment, net	2,735,165	2,745,260	(10,095)	(0.4)	2,682,429

Non-current investments and other assets:
Investments in affiliates	170,437	69,112	101,325	146.6	48,040
Marketable securities and other investments	279,314	86,883	192,431	221.5	243,062
Intangible assets, net	539,543	537,144	2,399	0.4	535,795
Goodwill	140,510	133,354	7,156	5.4	140,097
Other assets	265,422	162,374	103,048	63.5	164,323
Deferred tax assets	176,057	355,783	(179,726)	(50.5)	181,081

Total non-current investments and other assets	1,571,283	1,344,650	226,633	16.9	1,312,398

Total assets	¥6,295,347	¥6,085,032	¥210,315	3.5%	¥6,136,521

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥273,439	¥22,524	¥250,915	—%	¥150,304
Short-term borrowings	160	—	160	—	—
Accounts payable, trade	751,242	639,901	111,341	17.4	706,088
Accrued payroll	28,931	27,759	1,172	4.2	41,851
Accrued interest	1,749	1,931	(182)	(9.4)	1,510
Accrued taxes on income	104,171	36,979	67,192	181.7	57,443
Other current liabilities	168,863	138,761	30,102	21.7	136,901

Total current liabilities	1,328,555	867,855	460,700	53.1	1,094,097

Long-term liabilities:
Long-term debt	655,476	938,386	(282,910)	(30.1)	798,219
Employee benefits	145,566	141,888	3,678	2.6	138,674
Other long-term liabilities	197,491	180,695	16,796	9.3	197,478

Total long-term liabilities	998,533	1,260,969	(262,436)	(20.8)	1,134,371

Total liabilities	2,327,088	2,128,824	198,264	9.3	2,228,468

Minority interests in consolidated subsidiaries	1,226	115	1,111	966.1	121

Shareholders’ equity:
Common stock	949,680	949,680	—	—	949,680
Additional paid-in capital	1,311,013	1,311,013	—	—	1,311,013
Retained earnings	2,481,316	2,420,750	60,566	2.5	2,100,407
Accumulated other comprehensive income	19,879	57,259	(37,380)	(65.3)	57,609
Treasury stock, at cost	(794,855)	(782,609)	(12,246)	—	(510,777)

Total shareholders’ equity	3,967,033	3,956,093	10,940	0.3	3,907,932

Total liabilities and shareholders’ equity	¥6,295,347	¥6,085,032	¥210,315	3.5%	¥6,136,521

2.	Consolidated Statements of Income and Comprehensive Income

	Millions of yen
	(UNAUDITED) Nine months ended December 31, 2005	(UNAUDITED) Nine months ended December 31, 2004	Increase (Decrease)		Year ended March 31, 2005
Operating revenues:
Wireless services	¥3,229,041	¥3,234,469	¥(5,428)	(0.2%)	¥4,296,537
Equipment sales	353,207	408,629	(55,422)	(13.6)	548,073
Total operating revenues	3,582,248	3,643,098	(60,850)	(1.7)	4,844,610

Operating expenses:
Cost of services (exclusive of items shown separately below)	547,425	531,069	16,356	3.1	740,423
Cost of equipment sold (exclusive of items shown separately below)	833,360	821,263	12,097	1.5	1,122,443
Depreciation and amortization	531,975	528,815	3,160	0.6	735,423
Impairment loss	745	—	745	—	60,399
Selling, general and administrative	975,263	1,010,601	(35,338)	(3.5)	1,401,756
Total operating expenses	2,888,768	2,891,748	(2,980)	(0.1)	4,060,444

Operating income	693,480	751,350	(57,870)	(7.7)	784,166

Other income (expense):
Interest expense	(6,449)	(6,098)	(351)	—	(9,858)
Interest income	4,285	989	3,296	333.3	1,957
Gain on sale of affiliate shares	61,962	501,781	(439,819)	(87.7)	501,781
Gain on sale of other investments	40,030	—	40,030	—	—
Other, net	17,881	2,095	15,786	753.5	10,175
Total other income, net	117,709	498,767	(381,058)	(76.4)	504,055

Income before income taxes	811,189	1,250,117	(438,928)	(35.1)	1,288,221

Income taxes	293,931	493,378	(199,447)	(40.4)	527,711
Equity in net losses of affiliates	(862)	(149)	(713)	—	(12,886)
Minority interests in consolidated subsidiaries	3	(54)	57	—	(60)

Net Income	¥516,399	¥756,536	¥(240,137)	(31.7%)	¥747,564

Other comprehensive income (loss):
Unrealized holding gains on available-for-sale securities	6,928	6,836	92	1.3	9,220
Net revaluation of financial instruments	87	(154)	241	—	(367)
Foreign currency translation adjustment	(44,964)	(30,689)	(14,275)	—	(32,670)
Minimum pension liability adjustment	219	(89)	308	—	71

Comprehensive income	¥478,669	¥732,440	¥(253,771)	(34.6%)	¥723,818

PER SHARE DATA
Weighted average common shares outstanding – basic and diluted (shares)	45,486,620	47,724,565	(2,237,945)	(4.7)	47,401,154

Basic and diluted earnings per share (Yen)	¥11,352.77	¥15,852.13	¥(4,499.36)	(28.4%)	¥15,771.01

3.	Consolidated Statements of Shareholders’ Equity

	Millions of yen
	(UNAUDITED) Nine months ended December 31, 2005	(UNAUDITED) Nine months ended December 31, 2004	Increase (Decrease)		Year ended March 31, 2005
Common stock:
At beginning of period	¥949,680	¥949,680	¥—	—%	¥949,680

At end of period	949,680	949,680	—	—	949,680

Additional paid-in capital:
At beginning of period	1,311,013	1,311,013	—	—	1,311,013

At end of period	1,311,013	1,311,013	—	—	1,311,013

Retained earnings:
At beginning of period	2,100,407	1,759,548	340,859	19.4	1,759,548
Cash dividends	(135,490)	(95,334)	(40,156)	—	(95,334)
Retirement of treasury stock	—	—	—	—	(311,371)
Net income	516,399	756,536	(240,137)	(31.7)	747,564

At end of period	2,481,316	2,420,750	60,566	2.5	2,100,407

Accumulated other comprehensive income:
At beginning of period	57,609	81,355	(23,746)	(29.2)	81,355
Unrealized holding gains on available-for-sale securities	6,928	6,836	92	1.3	9,220
Net revaluation of financial instruments	87	(154)	241	—	(367)
Foreign currency translation adjustment	(44,964)	(30,689)	(14,275)	—	(32,670)
Minimum pension liability adjustment	219	(89)	308	—	71

At end of period	19,879	57,259	(37,380)	(65.3)	57,609

Treasury stock, at cost:
At beginning of period	(510,777)	(396,901)	(113,876)	—	(396,901)
Purchase of treasury stock	(284,078)	(385,708)	101,630	—	(425,247)
Retirement of treasury stock	—	—	—	—	311,371

At end of period	(794,855)	(782,609)	(12,246)	—	(510,777)

Total shareholders’ equity	¥3,967,033	¥3,956,093	¥10,940	0.3%	¥3,907,932

4.	Consolidated Statements of Cash Flows

	Millions of yen
	(UNAUDITED) Nine months ended December 31, 2005	(UNAUDITED) Nine months ended December 31, 2004	Year ended March 31, 2005
I Cash flows from operating activities:
1. Net income	¥516,399	¥756,536	¥747,564
2. Adjustments to reconcile net income to net cash provided by operating activities—
(1) Depreciation and amortization	531,975	528,815	735,423
(2) Impairment loss	745	—	60,399
(3) Deferred taxes	65,345	232,975	334,095
(4) Loss on sale or disposal of property, plant and equipment	17,100	23,790	45,673
(5) Gain on sale of affiliate shares	(61,962)	(501,781)	(501,781)
(6) Gain on sale of other investments	(40,030)	—	—
(7) Expense associated with sale of other investments	14,062	—	—
(8) Equity in net losses of affiliates	253	2,280	14,378
(9) Minority interests in consolidated subsidiaries	(3)	54	60
(10) Changes in current assets and liabilities:
(Increase) decrease in accounts receivable, trade, net	(288,066)	(240,895)	4,090
Decrease (increase) in inventories	34,917	(3,704)	(29,157)
Decrease (increase) in tax refunds receivable	92,869	—	(92,869)
Increase in accounts payable, trade	50,261	45,272	89,464
Increase (decrease) in accrued taxes on income	46,725	(281,032)	(260,585)
Increase (decrease) in other current liabilities	36,256	(2,066)	12,531
Increase in liability for employee benefits	6,677	7,934	4,720
Other, net	21,180	7,814	17,580

Net cash provided by operating activities	1,044,703	575,992	1,181,585

II Cash flows from investing activities:
1. Purchases of property, plant and equipment	(470,665)	(527,866)	(668,413)
2. Purchases of intangible and other assets	(148,422)	(174,329)	(242,668)
3. Purchases of non-current investments	(214,777)	(22,871)	(176,017)
4. Proceeds from sale of non-current investments	25,142	725,905	725,905
5. Purchases of short-term investments	(251,403)	(361,297)	(361,297)
6. Redemption of short-term investments	365,000	—	111,521
7. Loan advances	—	(330)	(580)
8. Collection of loan advances	228	39,904	40,015
9. Long-term bailment for consumption to a related party	(100,000)	—	—
10. Other, net	854	(6,992)	(6,795)

Net cash used in investing activities	(794,043)	(327,876)	(578,329)

III Cash flows from financing activities:
1. Repayment of long-term debt	(19,189)	(133,317)	(146,709)
2. Proceeds from short-term borrowings	27,000	87,500	87,500
3. Repayment of short-term borrowings	(27,000)	(87,500)	(87,500)
4. Principal payments under capital lease obligations	(3,319)	(3,446)	(4,748)
5. Payments to acquire treasury stock	(284,078)	(385,708)	(425,247)
6. Dividends paid	(135,490)	(95,334)	(95,334)
7. Other, net	(1)	(1)	(1)

Net cash used in financing activities	(442,077)	(617,806)	(672,039)

IV Effect of exchange rate changes on cash and cash equivalents	1,429	(3,912)	705

V Net decrease in cash and cash equivalents	(189,988)	(373,602)	(68,078)
VI Cash and cash equivalents at beginning of period	769,952	838,030	838,030

VII Cash and cash equivalents at end of period	¥579,964	¥464,428	¥769,952

Supplemental disclosures of cash flow information:
Cash received during the period for:
Tax refunds	¥93,103	¥7	¥7
Cash paid during the period for:
Interest	6,210	7,619	10,323
Income taxes	182,471	540,173	541,684
Non-cash investing and financing activities:
Acquisition of shares from sale of an investment	—	16,711	16,711
Retirement of treasury stock	—	—	311,371

(APPENDIX 1)

Operation Data for 3rd Quarter of FY2005

Full-year forecast:

As revised at Oct. 28, 2005

		[Ref.] Fiscal 2004 (Ended Mar. 31, 2005) Full-year result	Fiscal 2005 Nine months (Apr.-Dec. 2005) Results	[Ref.] First Quarter (Apr.-Jun. 2005) Results	[Ref.] Second Quarter (Jul.-Sep. 2005) Results	Third Quarter (Oct.-Dec. 2005) Results	[Ref.] Fiscal 2005 (Ending Mar. 31, 2006) Full-year forecast
Cellular
Subscribers	thousands	48,825	50,366	49,430	49,904	50,366	50,900
FOMA	thousands	11,501	20,129	13,710	16,770	20,129	23,500
mova	thousands	37,324	30,237	35,719	33,134	30,237	27,400
DoPa Single Service	thousands	544	634	582	609	634	680
Market share (1)(2)%		56.1	55.9	56.1	56.0	55.9	—
Net increase from previous period (2)	thousands	2,497	1,541	605	475	462	2,075
FOMA	thousands	8,456	8,628	2,210	3,060	3,359	11,999
mova (2)	thousands	-5,959	-7,087	-1,605	-2,585	-2,897	-9,924
Aggregate ARPU (FOMA+mova) (3)	yen / month/ contract	7,200	6,970	6,940	7,050	6,920	6,850
Voice ARPU (4)	yen/ month/ contract	5,330	5,110	5,120	5,170	5,040	5,000
Packet ARPU	yen/ month/ contract	1,870	1,860	1,820	1,880	1,880	1,850
i-mode ARPU	yen/ month/ contract	1,870	1,850	1,810	1,870	1,860	1,840
ARPU generated purely from i-mode (FOMA+mova) (3)	yen/ month/ contract	2,060	2,020	1,990	2,050	2,030	2,010
Aggregate ARPU (FOMA)	yen/ month/ contract	9,650	8,900	9,090	9,050	8,650	8,660
Voice ARPU (4)	yen/ month/ contract	6,380	5,850	5,990	5,970	5,660	5,670
Packet ARPU	yen/ month/ contract	3,270	3,050	3,100	3,080	2,990	2,990
i-mode ARPU	yen/ month/ contract	3,220	3,020	3,070	3,050	2,960	2,960
ARPU generated purely from i-mode (FOMA)	yen/ month/ contract	3,260	3,070	3,110	3,100	3,020	3,010
Aggregate ARPU (mova)(3)	yen/ month/ contract	6,800	6,090	6,190	6,140	5,910	5,910
Voice ARPU (4)	yen/ month/ contract	5,160	4,770	4,820	4,810	4,680	4,650
i-mode ARPU	yen/ month/ contract	1,640	1,320	1,370	1,330	1,230	1,260
ARPU generated purely from i-mode (mova) (3)	yen/ month/ contract	1,850	1,490	1,550	1,510	1,400	1,420
MOU (FOMA+mova) (3)(5)	minute/ month/ contract	151	150	149	152	151	—
MOU (FOMA) (5)	minute/ month/ contract	229	208	214	211	201	—
MOU (mova) (3)(5)	minute/ month/ contract	138	124	126	125	122	—
Churn Rate (2)%		1.01	0.78	0.80	0.81	0.72	—

i-mode
Subscribers	thousands	44,021	45,616	44,659	45,139	45,616	46,300
FOMA	thousands	11,353	19,715	13,514	16,464	19,715	—
i-appliTM compatible (6)	thousands	29,989	34,346	31,330	32,799	34,346	—
i-mode Subscription Rate (2)%		90.2	90.6	90.3	90.5	90.6	91.0
Net increase from previous period	thousands	2,944	1,595	638	481	477	2,279
i-Menu Sites (FOMA) (7)	sites	4,830	5,844	5,082	5,316	5,844	—
i-Menu Sites (mova) (7)	sites	4,594	4,995	4,681	4,799	4,995	—
Access Percentage by Content Category
Ringing tone/Screen	%	30	22	24	23	20	—
Game/Horoscope	%	22	23	22	21	25	—
Entertainment Information	%	24	27	27	27	27	—
Information	%	12	13	12	14	12	—
Database	%	4	5	5	5	5	—
Transaction	%	8	10	10	10	11	—
Independent Sites (8)	sites	85,013	91,137	87,372	89,367	91,137	—
Percentage of Packets Transmitted
Web	%	94	96	96	96	97	—
Mail	%	6	4	4	4	3	—

PHS
Subscribers	thousands	1,314	882	1,150	987	882	740
Market Share (1)%		29.4	19.3	25.7	22.0	19.3	—
Net increase from previous period	thousands	-278	-432	-164	-163	-105	-574
ARPU (4)	yen/ month/ contract	3,360	3,300	3,320	3,290	3,270	—
MOU (5)(9)	minute/ month/ contract	82	72	74	71	70	—
Data transmission rate (time) (9)(10)%		74.7	76.0	75.8	75.9	76.5	—
Churn Rate	%	3.23	4.66	4.83	5.20	3.82	—

Others
Prepaid Subscribers (11)	thousands	76	57	68	61	57	—

*	International service-related revenues, which had not been included in previous reports, have been included in the ARPU data calculation from the fiscal year ending Mar. 31, 2006, due to its growing contribution to total revenues.

[Notes associated with the above-mentioned change]

•	International service-related ARPU included in the full-year forecasts and the first quarter, the second quarter , the third quarter and the nine months results of the fiscal year ending Mar. 31, 2006 are as below:

	FY2005 Nine months (Apr.-Dec. 2005) Results	First Quarter (Apr.-Jun. 2005) Results	Second Quarter (Jul.-Sep. 2005) Results	Third Quarter (Oct.-Dec. 2005) Results	FY2005 (Ending Mar. 31, 2006) Full-year forecast
Aggregate ARPU (FOMA+mova)	40 yen	30 yen	40 yen	40 yen	40 yen
Aggregate ARPU (FOMA)	70 yen	60 yen	70 yen	70 yen	70 yen
Aggregate ARPU (mova)	30 yen	20 yen	30 yen	30 yen	30 yen

•	ARPU data in our reports prior to fiscal year 2005 do not include International service-related revenues. ARPU generated from International services, derived from the revenues thereof, for the relevant periods are as below:

FY2004 (Ended Mar. 31, 2005) Full-year result
Aggregate ARPU (FOMA+mova)	20 yen

*	Please refer to the attached sheet (P.14) for an explanation of the methods used to calculate ARPU, and the number of active subscribers used in calculating ARPU, MOU and Churn Rate.

(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association.

(2)	DoPa Single Service subscribers are included in the calculation.

(3)	Calculation does not include DoPa Single Service-related revenues and DoPa Single Service subscribers.

(4)	Inclusive of circuit-switched data communications.

(5)	MOU (Minutes of Usage): Average communication time per one month per one user

(6)	Sum of FOMA handsets and mova handsets.

(7)	The number of i-menu Sites charged per view are added to the existing number of i-menu Sites charged monthly fixed.

(8)	Data on independent sites are from OH!NEW? by Digital Street Inc.

(9)	Not inclusive of data communication time via @FreeD service.

(10)	Percentage of data traffic to total outbound call time

(11)	Included in total cellular subscribers.

(APPENDIX 2)

ARPU Calculation Methods

1. ARPU (Average monthly revenue per unit)*1

i)	ARPU (FOMA + mova)

Aggregate ARPU (FOMA+mova)=Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)

Voice ARPU (FOMA+mova) : Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

Packet ARPU (FOMA+mova) : {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges)+ i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)}/ No. of active cellular phone subscribers (FOMA+mova)

i-mode ARPU (FOMA+mova) *2 : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

ARPU generated purely from i-mode (FOMA+mova) *3 : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (FOMA+mova)

ii)	ARPU (FOMA)

Aggregate ARPU (FOMA)=Voice ARPU (FOMA) + Packet ARPU (FOMA)

Voice ARPU (FOMA) : Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA)

Packet ARPU (FOMA) : Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

i-mode ARPU *2 (FOMA) : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

ARPU generated purely from i-mode (FOMA) *3 : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (FOMA)

iii)	ARPU (mova)

Aggregate ARPU (mova)=Voice ARPU (mova) + i-mode ARPU (mova)

Voice ARPU (mova) : Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (mova)

i-mode ARPU (mova) *2 : i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (mova)

ARPU generated purely from i-mode (mova) *3 : i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (mova)

iv)	ARPU (PHS)
ARPU (PHS) : ARPU (PHS) Related Revenues (monthly charges, voice transmission charges) / No. of active PHS subscribers

2. Active Subscribers Calculation Methods*1

No. of active subscribers used in ARPU/MOU/Churn Rate calculations are sum of No. of active subscribers *4 for each month.

*1	DoPa single service subscribers and the revenues thereof are not included in the ARPU and MOU calculations.

*2	The denominator used in calculating i-mode ARPU (FOMA+mova, FOMA, mova) is the aggregate number of cellular subscribers to each service (FOMA+mova, FOMA, mova, respectively), regardless of whether i-mode service is activated or not.

*3	ARPU generated purely from i-mode (FOMA+mova, FOMA, mova) is calculated using only the number of active i-mode subscribers as a denominator.

*4	active subscribers = (No. of subscribers at the end of previous month + No. of subscribers at the end of current month) / 2

(APPENDIX 3)

Reconciliations of the Disclosed Non-GAAP Financial Measures to

the Most Directly Comparable GAAP Financial Measures

1. EBITDA and EBITDA margin

	Billions of yen
	Nine months ended December 31, 2005	Nine months ended December 31, 2004
a. EBITDA	¥1,243.3	¥1,304.0

Depreciation and amortization	(532.0)	(528.8)
Loss on sale or disposal of property, plant and equipment	(17.1)	(23.8)
Impairment loss	(0.7)	—

Operating income	693.5	751.4

Other income, net	117.7	498.8
Income taxes	(293.9)	(493.4)
Equity in net losses of affiliates	(0.9)	(0.1)
Minority interests in consolidated subsidiaries	0.0	(0.1)

b. Net income	516.4	756.5

c. Total operating revenues	3,582.2	3,643.1

EBITDA margin (=a/c)	34.7%	35.8%
Net income margin (=b/c)	14.4%	20.8%

Note: EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

2. Adjusted free cash flows
	Billions of yen
	Nine months ended December 31, 2005	Nine months ended December 31, 2004
Adjusted free cash flows	¥463.1	¥845.4

Irregular factors (1)	(226.0)	(236.0)
Changes in investments for cash management purposes (2)	13.6	(361.3)

Free cash flows	250.7	248.1

Net cash used in investing activities	(794.0)	(327.9)
Net cash provided by operating activities	1,044.7	576.0

Note:	(1)	Irregular factors represent the effects of uncollected revenues due to bank holidays at the end of nine months ended December 31, 2004 and 2005.

	(2)	Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

Special Note Regarding Forward-Looking Statements

This Earnings Release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as expected number of subscribers, and expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

•	Competition from other cellular service providers or other technologies could limit our acquisition of new subscribers, retention of existing subscribers and average revenue per unit (ARPU), or may lead to an increase in our costs and expenses.

•	The new services and usage patterns introduced by our corporate group may not develop as planned, which could limit our growth.

•	The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group may adversely affect our financial condition and results of operations.

•	The introduction of number portability in Japan may increase our expenses, and may lead to a decrease in our number of subscribers if our subscribers choose to switch to other cellular service providers.

•	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.

•	The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.

•	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

•	Our PHS business, which is expected to operate at a loss until the service is terminated, may incur greater losses than we project.

•	As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects, or missing of handsets or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

•	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

•	Inadequate handling of subscriber information by our corporate group or contractors may adversely affect our credibility or corporate image.

•	Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

•	Earthquakes, power shortages, malfunctioning of equipment, and software bugs, computer viruses, cyber attacks and other problems could cause systems failures in our networks, handsets or other networks required for the provision of service, disrupting our ability to offer services to our subscribers.

•	Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.

•	Our parent company, Nippon Telegraph and Telephone Corporation (NTT), could exercise influence that may not be in the interests of our other shareholders.

NTT DoCoMo, Inc.

January 31, 2006

Copyright (C) 2006 NTT DoCoMo, Inc. All rights reserved.

SLIDE No. 1

Forward-Looking Statements

The forecasts presented herein are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Act of 1934. Statements made in this presentation with respect to DoCoMo's plans, objectives, projected financials, operational figures, beliefs and other statements that are not historical facts are forward-looking statements about the future performance of DoCoMo which are based on management's expectations, assumptions, estimates, projections and beliefs in light of information currently available to it. These forward-looking statements, such as statements regarding the introduction of new products and services or termination or suspension of existing services, financial and operational forecasts, dividend payments, the growth of the Japanese cellular market and the ubiquitous services market, the growth of data usage, the growth of DoCoMo's cellular phone business, the migration of users to DoCoMo's 3G services and associated improvements in 3G services, improvements in 3G and 2G coverage area, and management goals are subject to various risks and uncertainties that could cause actual results to be materially different from and worse than as described in the forward-looking statements. Potential risks and uncertainties include, without limitation, competition from other cellular service providers or other technologies could limit our acquisition of new subscribers, retention of existing subscribers and average revenue per unit (ARPU), or may lead to an increase in our costs and expenses; the new services and usage patterns introduced by our corporate group may not develop as planned, which could limit our growth; the introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group may adversely affect our financial condition and results of operations; the introduction of number portability in Japan may increase our expenses, and may lead to a decrease in our number of subscribers if our subscribers choose to switch to other cellular service providers; limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction; the W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers; our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect; our PHS business, which is expected to operate at a loss until the service is terminated, may incur greater losses than we project; as electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects, or missing of handsets or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations; social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image; inadequate handling of subscriber information by our corporate group or contractors may adversely affect our credibility or corporate image; owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others; earthquakes, power shortages, malfunctioning of equipment, and software bugs, computer viruses, cyber attacks and other problems could cause systems failures in our networks, handsets or other networks required for the provision of service, disrupting our ability to offer services to our subscribers; concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations; our parent, NTT, could exercise influence that may not be in the interests of our other shareholders.

Further information about the factors that could affect the company's results is included in "Item 3.D: Risk Factors" of its annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 27, 2005, which is available in the investor relations section of the company's web page at www.nttdocomo.com and also at the SEC's web site at www.sec.gov.

NTT DoCoMo RESULTS FOR 3Q OF FY2005 1/28

SLIDE No. 3

FY2005 Third Quarter Results Highlights

Operating Revenues & Income Highlights (for 9 months)

- Operating revenues decreased 60.9 billion yen (or 1.7%) from the same period of last fiscal year to **3,582.2 billion yen**.

  Year-on-year decrease in cellular services revenues was limited to 1.3 billion yen (or 0.0%), indicating a slowdown in the pace of decline.

- Operating income reached **693.5 billion yen**, posting a decrease of 57.9 billion yen (or 7.7%) from the same period of last fiscal year.
  - ⇒ Negative impact from reduction in equipment sales-related revenues* resulting from accelerating the migration to FOMA

    * Equipment sales-related revenues= Equipment sales revenues – (Cost of equipment + Distributor commissions)
  - ⇒ Negative impact from provision of free-of-charge battery pack and extension of free warranty period of handset
  - ⇒ Negative impact from shortening the life of some in-house systems in view of their planned replacement

CAPEX (for 9 months)

- Capital expenditures for the first 9 months were **608.5 billion yen** (Progress to full-year forecast: Approx. 70%)

NTT DoCoMo RESULTS FOR 3Q OF FY2005 3/28

SLIDE No. 4

FY2005/3Q Financial Results Highlights

US GAAP

	2004/4-12 (1Q~3Q) (1)	2005/4-12 (1Q~3Q) (2)	Changes (1) →(2)	2006/3 E (full-year)(3) (As announced on Oct. 28, 2005)	Progress to forecast (2)/(3)
Operating Revenues (Billions of yen)	3,643.1	3,582.2	-1.7 %	4,784.0	74.9 %
Cellular Services Revenues (Billions of yen)	3,131.6	3,130.3	-0.0 %	4,127.0	75.8 %
Operating Income (Billions of yen)	751.4	693.5	-7.7 %	830.0	83.6 %
Income before income taxes (Billions of yen)	1,250.1	811.2	-35.1 %	942.0	86.1 %
Net Income (Billions of yen)	756.5	516.4	-31.7 %	604.0	85.5 %
EBITDA (Billions of yen) *2	1,304.0	1,243.3	-4.7 %	1,609.0	77.3 %
EBITDA Margin (%) *2	35.8	34.7	-1.1 points	33.6	-
Adjusted Free Cash Flows (Billions of yen) *2	845.4	463.1	-45.2 %	630.0 *1	73.5 %

*1 The total capital investments, which will have been completed after the forecast announcement on October 28, 2005, and by March 31, 2006, amount to approximately ¥181.0 billion. Major investments were as follows: ¥65.6 billion in KT Freetel Co., Ltd., ¥52.1 billion in Philippine Long Distance Telephone Company, ¥20.7 billion in Fuji Television Network, Inc., ¥15.1 billion in ACCESS CO., LTD., ¥13.1 billion in Aplix Corporation, and ¥12.8 billion in Tower Records Japan Inc.

*2 For an explanation of these numbers, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 28 and the IR page of our website, www.nttdocomo.co.jp.

NTT DoCoMo RESULTS FOR 3Q OF FY2005 4/28

SLIDE No. 5

Lower Churn Rate

Successfully maintained churn rate low, at 0.72% for FY2005/3Q

(%)
1.4
1.3
1.2
1.1
1
0.9
0.8
0.7
0.6
◆ Inclusive of DoPa Single Service Subscribers
FY2003
FY2002
FY2004
FY2005
1.06
1.08
0.95
0.80
0.81
0.72
Down -0.23 point
4-6(1Q)
7-9(2Q)
10-12(3Q)
1-3(4Q)

NTT DoCoMo
RESULTS FOR 3Q OF FY2005 5/28

SLIDE No. 6

Market Share of Net Additions

DoCoMo acquired No.1 in share of net adds in CY2005 (52%)

（単位：%）
Share of Net Adds in CY2005: 52%
80.0
60.0
40.0
20.0
0.0
-20.0
-40.0
03/4 5 6 7 8 9 10 11 12 04/1 2 3 4 5 6 7 8 9 10 11 12 05/1 2 3 4 5 6 7 8 9 10 11 12
FY2003
FY2004
FY2005
NTT DoCoMo
KDDI(au+TU-KA)
Vodafone

*Source of data used in calculation: Telecommunications Carriers Association (TCA)

NTT DoCoMo RESULTS FOR 3Q OF FY2005 6/28

SLIDE No. 7

Cellular (FOMA+mova) ARPU/MOU

The improvement trends in MOU and ARPU, posting gains on a year-on-year basis, continued in FY2005/3Q.

ARPU (Yen)
MOU (minutes)
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
156
154
152
150
148
146
144
142
140
138
136
◆ Numbers in parentheses indicate the changes (%) from the same period of the previous fiscal year
7,400
7,340
7,170
6,920
6,940
(-6.2%)
7,050
(-4.0%)
6,920
(-3.5%)
6,850
04/4-6(1Q)
04/7-9(2Q)
04/10-12(3Q)
05/1-3(4Q)
05/4-6(1Q)
05/7-9(2Q)
05/10-12(3Q)
06/3E
(Full-year)

	04/4-6(1Q)	04/7-9(2Q)	04/10-12(3Q)	05/1-3(4Q)	05/4-6(1Q)	05/7-9(2Q)	05/10-12(3Q)	06/3E (Full-year)
Packet ARPU (left axis)	1,950	1,900	1,820	1,830	1,820	1,880	1,880	1,850
(incl.) i-mode ARPU	1,940	1,890	1,810	1,820	1,810	1,870	1,860	1,840
Voice ARPU (left axis)	5,450	5,440	5,350	5,090	5,120	5,170	5,040	5,000
International service-related ARPU	20(excl.)	20(excl.)	30(excl.)	30(excl.)	30(incl.)	40(incl.)	40(incl.)	40(incl.)
MOU (right axis)	152	155	153	145	149	152	151	-

◆ International service-related revenues, which had not been included in previous reports, have been included in the ARPU data calculations from this fiscal year ending Mar. 31, 2006, in view of their growing contribution to total revenues.

◆ For an explanation of MOU and ARPU, see Page 27 in this document, "Definition and Calculation Methods of MOU and ARPU".

NTT DoCoMo RESULTS FOR 3Q OF FY2005 7/28

SLIDE No. 8

Subscriber Migration from mova to FOMA

- No. of FOMA subs. as of Dec. 31, 2005: 20.13 million (40.0% of total subs)
- Migration has been making steadfast progress vis-à-vis targeted no. of FOMA subs. as of Mar. 31, 2006 of 23.5 million

(1,000 subscribers)
60,000
50,000
40,000
30,000
20,000
10,000
0
FOMA's subscriber base topped 20 million on Dec. 29, 2005
50,900
As of Dec. 31, 2005
◆ No. of FOMA subscribers:
20.13 million
◆ Percentage of FOMA subs to total:
40.0%
mova
23,500
(46.2%)
FOMA
03/3
03/6
03/9
03/12
04/3
04/6
04/9
04/12
05/3
05/6
05/9
05/12
06/3E

◆ Inclusive of DoPa Single Service Subscribers

NTT DoCoMo
RESULTS FOR 3Q OF FY2005 8/28

SLIDE No. 9

Actions Implemented

Billing Plans

- No. of "pake-houdai" flat-rate subscribers: **4.45 million (Dec. 31, 2005)**
- New Billing Plan & new "Ichinen Discount" (started from Nov. 1, 2005)
- For junior high-school students and younger users+users over 60 years of age: "Fami-wari Wide" (started from Dec. 1, 2005)

Products & Services

- Enriched FOMA handsets/services
  - Released FOMA 902i series phones
  - Announced FOMA 702i series phones (06/1/17)
  - Introduced "i-channel", "Push Talk", and "ToruCa" services
  - Developed "Kid's keitai" child-friendly handset (SA800i)
  - FOMA's thinnest model, "prosolid II", etc.

Actions for customer-centric services and enhanced competitiveness

Network

- Early expansion of FOMA coverage and quality enhancement
- Aggressive FOMA indoor roll-out using IMCS*

* IMCS: Inbuilding Mobile Communication System

After-Sales Support

- Provision of free-of-charge battery pack
  - **Cumulative no. of battery packs provided: Approx. 1 million (Feb. 22- Dec. 31, 2005)**
- Extended free warranty period of handset, etc.

◆ Privilege service offered to "DoCoMo Premier Club" members

NTT DoCoMo RESULTS FOR 3Q OF FY2005 9/28

SLIDE No. 11

Progress of Actions (1) Billing Plan Diversification

- "New Billing Plan": **23%** of total DoCoMo subscribers switched to the "New Billing Plan" in 2 months following their introduction in Nov. 2005
- Subscription to "Fami-wari Wide" package has shown favorable growth (Fresh subscribers account for **32%** of total Fami-wari Wide subs)

NEW Billing Plan
NEW Ichinen Discount

Launched on Nov. 1. 2005

(10,000 subscribers)
No. of "New Billing Plan" subs.
1,200
1,000
800
600
400
200
0
"New Billing Plan" Subscription rate*
23%
1,128
1,037
New Billing Plan
New Ichinen discount
2005/11
2005/12

* New Billing Plan subscription rate: No. of New Billing plan subscribers/DoCoMo's total cellular subscribers (excl. DoPa single service subscribers)

Fami-wari Wide

Launched on Dec. 1, 2005

No. of subscribers (as of Dec. 31, 2005)

"Fami-wari Wide": Approx. 180,000※

※ Aggregate no. of users subscribing to "Family Wide + Family Discount" and "Family Wide + Hearty Discount" services (Including subscribers who have applied in advance for discount packages starting from Jan. 1, 2006)

"Fami-wari Wide" subscriber breakdown
(As of Dec. 31, 2005)
% of fresh subscribers to total Fami-wari Wide users*
32%

* Percentage of users newly subscribing to DoCoMo and "Fami-wari Wide" package to total "Fami-wari" Wide subscribers

NTT DoCoMo RESULTS FOR 3Q OF FY2005 11/28

SLIDE No. 12

Progress of Actions (2) Stimulate Usage

- No. of "i-channel" service subscribers topped **1 million on Jan. 22, 2006.**
- User base of "Tokudane News-Bin" (push news delivery) service has also **grown steadily.**

i.ch™

Launched on Sept. 9, 2005

Monthly charge ¥150(before-tax) +traffic charge

Compatible handsets: 701i, 902i, prosolid II, Music Porter II

(10,000 subscribers)
No. of "i-channel" subscribers
120
100
80
60
40
20
0
% of users *
40%
Grown rapidly
05/9
05/10
05/11
05/12
06/1/22

* % of users= No. of "i-channel" subscribers/Total no. of compatible handset users

Tokudane News-Bin

Launched on Oct. 13, 2004

Monthly charge ¥150(before-tax) +traffic charge

(10,000 subscribers)
No. of "Tokudane News-Bin" subscribers
120
100
80
60
40
20
0
04/10
04/11
04/12
05/1
05/2
05/3
05/4
05/5
05/6
05/7
05/8
05/9
05/10
05/11
05/12

NTT DoCoMo
RESULTS FOR 3Q OF FY2005 12/28

SLIDE No. 13

Expansion of Addressable "pake-houdai" Subscriber Base

Lift restrictions for "pake-houdai" subscription, to allow FOMA subscribers to join i-mode flat-rate service regardless of their "New Billing Plan"

⇒ **Retain existing subscribers** and **churn-in new subscribers** by expanding the addressable subscriber base

⇒ **Boost usage** among low-usage subscribers

"pake-houdai" can be subscribed **in combination with any "New Billing Plan" for FOMA** (To be started from Mar. 2006)

Type SS: ¥3,600/month
Type S: ¥4,600/month
Type M: ¥6,600/month
Type L: ¥9,600/month
Type LL: ¥14,600/month
Type Business
Type Limit
Family Wide
Family Wide Limit
Flat-rate subscription was previously limited to subscribers of these plans
Lift restrictions to allow subscription together with any plan

◆ The monthly charges above are exclusive of consumption tax.

(10,000 subscribers)
Growth of "pake-houdai" subs.
500
400
300
200
100
0
30.0%
26.0%
22.0%
18.0%
14.0%
10.0%
445
"pake-houdai" subscription rate * (right axis)
pake-houdai
Packet Flat-Rate Service
05/3
05/6
05/9
05/12

* "pake-houdai" subscription rate = No. of "pake-houdai" subs/ Total no. of FOMA subs

NTT DoCoMo
RESULTS FOR 3Q OF FY2005 13/28

SLIDE No. 14

Services Linked with Brick-and-Mortar Businesses

User base of i-mode FeliCa-enabled handset has been growing rapidly
⇒ Steadily taking root as a lifestyle infrastructure

(1,000 subscribers)
10,000
7,500
5,000
2,500
0
04/8
04/9
04/10
04/11
04/12
05/1
05/2
05/3
05/4
05/5
05/6
05/7
05/8
05/9
05/10
05/11
05/12
Became a standard feature in all 902i handsets
902i
User base of i-mode FeliCa-enabled handsets:
Over 10 million (As of Jan. 26, 2006)
Edy
"Edy keitai" service
Launched Jul. 10, 2004
No. of shops providing Edy keitai payment service: Approx. 26,000
No. of vending machines supporting Edy keitai payment: Approx. 3,900
(As of Jan. 1, 2006)
iD
"Mitsui Sumitomo Card iD"
started Dec. 1, 2005
No. of retail outlets that have decided to introduce iD service
Approx. 7,000
(As of Dec. 31, 2005)
モバイル Suica
"Mobile Suica"
Launched Jan. 28, 2006
おサイフケータイ

◆ FeliCa is a contactless IC chip technology developed by Sony Corporation. ◆ FeliCa is a registered trademark of Sony Corporation.
◆ "Edy" is a brand of prepaid e-money managed by bitWallet, Inc. ◆ "Mobile Suica" is a registered trademark of East Japan Railway Company.

NTT DoCoMo RESULTS FOR 3Q OF FY2005 14/28

SLIDE No. 15

Create a world where everyone can carry safety

Provide handset features and services designed for "child's use and safety protection" (to be launched in spring 2006)

あんしん
DoCoMo

"Kid's keitai" child-friendly phone (SA800i)

Easy-to-use functions for children

- "Choku-den" (direct call)
  (Enables to place a call or send email just by pressing a button)
- "Kid's i-menu"
  (i-menu tailored to child users)

Displays contact info. on the screen by pressing the button

Established "Kid's Advisory Board"

Loud alarm linked with automatic calling feature (voice calls + current location notification)

Easy-to-use alarm activator on the back
Large speaker on the front
Alarm activated
Voice call
Immediately calls up to 3 registered numbers when the alarm is activated
Location
imadoco?
"imadoco search" subscribers can also receive emails containing child's location when alarm is activated

Safety features for parents & children

- GPS-based self-location notification
- "Battery lock"
  (Prevent removal of battery with special screw)
- "Kid's mode"
  (Restrict alteration of functional setting)

Child's location is notified when phone is turned off

imadoco?

NTT DoCoMo
RESULTS FOR 3Q OF FY2005 15/28

SLIDE No. 16

Principal Investments for Future Growth and Their Objectives

Investment	Strengthen core business	Expand business domains
Sumitomo Mitsui Card 98 billion yen/ 34% stake	Strengthen content service (Credit payment)	Proliferate "Osaifu-Keitai" service (Finance, payment)
Tower Records Japan 12.8 billion yen/ 42% stake	Strengthen content service (Music)	Proliferate "Osaifu-Keitai" service
Rakuten Auction 4.2 billion yen/ 40% stake	Strengthen content service (Internet auction)	Expand auction market for mobile phones
Fuji Television Network 20.7 billion yen/ 2.6% stake	Strengthen content service (One-segment/data broadcasting)	Create a new business model through the convergence of telecommunications/broadcasting
KTF (South Korea) 65.5 billion yen/10% stake **PLDT (The Philippines)** 52.1 billion yen/ 7% stake	By deploying W-CDMA systems* in Asian markets with active personnel/ economic exchange with Japan, → Retain domestic users → Secure roaming revenues → Cut handset procurement costs * i-mode deployment is included in the agreement with PLDT	
ACCESS 15 billion yen (additional investment) / 11.66% stake (total) **Aplix** 13 billion yen/ 14.98%* stake * Total stake: 17.98% (NTT DoCoMo group)	- Ensure stable and durable supply of basic software - Ensure rapid delivery of advanced services	
	Boost usage & enhance competitiveness	**Secure new revenue sources**

◆ The amount of investment and ownership data are as of the date of press announcement

NTT DoCoMo RESULTS FOR 3Q OF FY2005 16/28

SLIDE No. 18

Operating Revenues

US GAAP

FY2005 1Q~3Q Operating Revenues

◆ **Compared to FY2004 1Q~3Q**

-1.7%

(Wireless Services Revenues)
Compared to FY2004 1Q~3Q
-0.0%

(Equipment Sales Revenues)
Compared to FY2004 1Q~3Q
-13.6%

◆ **Progress to FY2005 full-year forecast**

74.9%

(billions of yen)
4,784.0
3,643.1
3,582.2
5,000
4,000
3,000
2,000
1,000
0

(billions of yen)	2004/4-12(1Q~3Q)	2005/4-12(1Q~3Q)	2006/3E (Full-year)
Equipment sales	408.6	353.2	522.0
Other revenues	56.5	66.2	94.0
PHS services revenues	46.3	32.6	41.0
Cellular services revenues (voice, packet)	3,131.6	3,130.3	4,127.0

◆ "Quick services revenues" are included in "Other revenues" and international services revenues are included in "Cellular services revenues".

NTT DoCoMo RESULTS FOR 3Q OF FY2005 18/28

SLIDE No. 19

Operating Expenses

US GAAP

FY2005 1Q~3Q Operating Expenses

◆ Compared to FY2004 1Q~3Q
-0.1%

◆ Progress to FY2005 full-year forecast
73.1%

(billions of yen)
3,954.0
2,891.7
2,888.8
4,000
3,000
2,000
1,000
0

(billions of yen)	2004/4-12(1Q~3Q)	2005/4-12(1Q~3Q)	2006/3E (Full-year)
Personnel expenses	187.0	186.6	252.0
Taxes and public dues	26.6	27.7	37.0
Depreciation and amortization	528.8	532.0	753.0
Impairmanent loss	-	0.7	-
Loss on disposal of property, plant and equipment and intangible assets	33.5	26.3	43.0
Communication network charges	280.9	280.2	371.0
Non-personnel expenses	1,834.9	1,835.3	2,498.0
incl.) Revenue-linked expenses*	1,321.9	1,316.4	1,760.0
incl.) Other non-personnel expenses	513.0	518.9	738.0

* "Revenue-linked expenses" = cost of equipment sold + distributor commissions + cost of DoCoMo Point Service

NTT DoCoMo RESULTS FOR 3Q OF FY2005 19/28

SLIDE No. 20

Capital Expenditures

FY2005 1Q~3Q CAPEX

◆ Compared to FY2004 1Q~3Q **-3.9%**

◆ Progress to FY2005 full-year forecast **69.9%**

(billions of yen)
633.1
608.5
871.0
900
800
700
600
500
400
300
200
100
0
2004/4-12(1Q~3Q)
2005/4-12(1Q~3Q)
2006/3E (Full-year)

(billions of yen)	2004/4-12(1Q~3Q)	2005/4-12(1Q~3Q)	2006/3E (Full-year)
Other (information systems, etc.)	106.1	92.4	145.0
PHS business	3.3	0.7	1.0
Mobile phone business (FOMA)	394.4	407.1	575.0
Mobile phone business (i-mode, etc.)	27.6	22.2	32.0
Mobile phone business (mova)	45.8	27.6	35.0
Mobile phone business (transmission line)	55.8	58.5	83.0

◆ "Quickcast business" is included in "Other (information systems, etc.)".

NTT DoCoMo RESULTS FOR 3Q OF FY2005 20/28

SLIDE No. 21

Operational Results and Forecasts

					2004/4-12 (1Q~3Q) (1)	2005/4-12 (1Q~3Q) (2)	Changes (1)→(2)	2006/3 (Full-year forecast)
Cellular Phone	No. of subscribers (1,000)				47,914	50,366	+5.1 %	50,900
		mova			39,415	30,237	-23.3 %	27,400
			DoPa Single		516	634	+23.0 %	680
		FOMA			8,499	20,129	+136.8 %	23,500
		i-mode			43,027	45,616	+6.0 %	46,300
	Market share (%)				56.1	55.9	-0.2 point	-
	Handsets sold (1,000) (Including handsets activated without involving sales by DoCoMo)	mova		New	4,284	2,103	-50.9%	-
				Replace	8,506	3,781	-55.6%	-
		FOMA		New	1,832	3,071	+67.6%	-
				Migration from mova	4,286	6,942	+62.0%	-
				Other*	492	2,652	+438.6%	-
	Churn rate				1.03	0.78	-0.25 point	-
PHS	No. of subscribers (1,000)				1,392	882	-36.6 %	740
	ARPU (yen)				3,360	3,300	-1.8 %	-
	MOU (minutes)				83	72	-13.3 %	-

*Other includes purchase of additional handsets by existing FOMA subscribers.

◆ DoPa Single Service subscribers are included in the no. of mova subscribers to align the calculation method of subscribers with other cellular phone carriers. (Market share, the no. of handsets sold and churn rate are calculated inclusive of DoPa Single Service subscribers.)

◆ For an explanation of MOU and ARPU, please see page 27 of this document, "Definition and Calculation Methods of MOU and ARPU".

NTT DoCoMo RESULTS FOR 3Q OF FY2005 21/28

SLIDE No. 22

FOMA ARPU and MOU Trends

(Yen)
(Minutes)
12,000
10,000
8,000
6,000
4,000
2,000
0
240
230
220
210
200
190
180
10,240
9,890
9,650
9,280
9,090
9,050
8,650
8,660
04/4-6(1Q)
04/7-9(2Q)
04/10-12(3Q)
05/1-3(4Q)
05/4-6(1Q)
05/7-9(2Q)
05/10-12(3Q)
06/3E(full-year)

Packet ARPU (left axis)	3,660	3,280	3,190	3,170	3,100	3,080	2,990	2,990
(incl.) i-mode ARPU	3,590	3,230	3,150	3,130	3,070	3,050	2,960	2,960
Voice ARPU (left axis)	6,580	6,610	6,460	6,110	5,990	5,970	5,660	5,670
International service-related ARPU	-	-	-	-	60 incl.)	70 incl.)	70 incl.)	70 incl.)
MOU (right axis)	230	239	234	219	214	211	201	-

- ◆ International service-related revenues, which had not been included in previous reports, have been included in the ARPU data calculations from this fiscal year ending Mar. 31, 2006, in view of their growing contribution to total revenues.
- ◆ For an explanation of MOU and ARPU, see Page 27 in this document, "Definition and Calculation Methods of MOU and ARPU".

NTT DoCoMo
RESULTS FOR 3Q OF FY2005 22/28

SLIDE No. 23

mova ARPU and MOU Trends

(Yen)
(Minutes)
8,000
6,000
4,000
2,000
0
150
140
130
120
110
7,150
6,990
6,710
6,300
6,190
6,140
5,910
5,910
04/4-6(1Q)
04/7-9(2Q)
04/10-12(3Q)
05/1-3(4Q)
05/4-6(1Q)
05/7-9(2Q)
05/10-12(3Q)
06/3E (full-year)

	04/4-6(1Q)	04/7-9(2Q)	04/10-12(3Q)	05/1-3(4Q)	05/4-6(1Q)	05/7-9(2Q)	05/10-12(3Q)	06/3E (full-year)
i-mode ARPU (left axis)	1,800	1,710	1,560	1,470	1,370	1,330	1,230	1,260
Voice ARPU (left axis)	5,350	5,280	5,150	4,830	4,820	4,810	4,680	4,650
International service-related ARPU	-	-	-	-	20 incl.)	30 incl.)	30 incl.)	30 incl.)
MOU (right axis)	145	143	138	126	126	125	122	-

◆ International service-related revenues, which had not been included in previous reports, have been included in the ARPU data calculations from this fiscal year ending Mar. 31, 2006, in view of their growing contribution to total revenues.
◆ For an explanation of MOU and ARPU, see Page 27 in this document, "Definition and Calculation Methods of MOU and ARPU".

NTT DoCoMo
RESULTS FOR 3Q OF FY2005 23/28

SLIDE No. 24

Enriched FOMA Handset Lineup

Expand FOMA's uptake by adding handset models tailored to diversified user needs

FY2005 Third Quarter
FY2005 Fourth Quarter and Beyond
State-of-the-art models for high-end users
2005/11
902i
Play! Push! Talk!
ToruCa
P901iTV
- Terrestrial digital TV receiver
HSDPA
Design-oriented FOMA standard models
701i
i.ch.
702i
- "i-channel"
- FeliCa-enabled (some models)
- Design oriented, etc.
Niche models to cater to diversified needs
Raku Raku Phone Simple
FOMA Generic module
Prosolid II
MUSIC PORTER II
MUSIC PORTER X
- Compatible with "MobaHO!" service
Kid's Keitai
Foreign vendors
Windows MobileOS Phone
Niche models

Breakdown of FOMA handsets sold
FY2005 3Q
FY2005 1Q
70X series
90X series
FY2005 2Q

- "Kid's keitai" child-friendly phone (SA800i)
- Music handset compatible with "MobaHO!" service (MUSIC PORTER X)
- Terrestrial digital TV-compatible handset (P901iTV)
- Windows Mobile OS phone (HTC, Taiwan)
- Foreign vendors (e.g., LG Electronics, Korea) handsets (To lower handset procurement costs)
- Add new models to the lineup of WCDMA/GSM dual-mode handsets

NTT DoCoMo
Results for 3Q of FY2005 24/28

SLIDE No. 25

FOMA Coverage Expansion/Quality Enhancement

Base station roll-out will be further accelerated, to reinforce our competitiveness prior to the introduction of mobile number portability,

Outdoor: +2,800 (FY05/1H) ⇒ +4,900 (FY05/2H) / Indoor:+700 (FY05/1H) ⇒+1,500 (FY05/2H)

(Ref.) Revised CAPEX forecast announced on Oct. 28, 2005

	2006/3 (Full-year) Initial forecast (1) (As announced on 05/5/10)	2006/3 (Full-year) Revised forecast (2) (As announced on 05/10/28)	Changes (1) →(2)	Remarks
Capital Expenditures (Billions of yen)	848.0	871.0	+23.0	Outdoor: +300 Indoor: +500

(No. of outdoor base stations)
25,000
20,000
15,000
10,000
5,000
0
23,900
20,800
16,200
11,700
+7,700
+4,500
No. of outdoor base stations (Left axis)
(No. of indoor systems)
7,500
5,000
2,500
0
6,000
5,000
3,800
1,670
+2,200
+2,130
No. of indoor systems (Right axis)
04/3
04/6
04/9
04/12
05/3
05/6
05/9
05/12
06/3E

NTT DoCoMo
Results for 3Q of FY2005 25/28

SLIDE No. 26

Return to Shareholders

Returning profits to shareholders is considered one of our most important corporate policies

Dividend

Historical increase of dividend per share
(yen/share)
5,000
4,000
3,000
2,000
1,000
0
500 YEN
Incl. 500-yen commemorative dividend
1,500 YEN
2,000 YEN
Up 100% year-on-year
4,000 YEN
FY2002
FY2003
FY2004
FY2005 (planned)

Repurchase of own shares

Plan to limit the no. of treasury shares to approx. 5% of total issued shares, and study the cancellation of treasury shares kept in excess of this limit once every year.

	Budget for repurchase (billions of yen)		No. of shares to be repurchased (million shares)	
	Authorized budget	Amount spent for repurchase	Authorized no. of shares	Actual no. of shares repurchased
Authorization at 13th shareholders meeting	**600**	**433.7** (72.3%)	**2.5**	**2.38** (95.3%)
Authorization at 14th shareholders meeting	**400**	**267.2** (As of Dec. 31, 2005)	**2.2**	**1.60** (As of Dec. 31, 2005)

NTT DoCoMo
RESULTS FOR 3Q OF FY2005 26/28

SLIDE No. 27

Definition and Calculation Methods of MOU and ARPU

◆ **ARPU（Average monthly Revenue Per Unit）：**

◆ **Aggregate ARPU (FOMA) : Voice ARPU (FOMA) + Packet ARPU (FOMA)**

◆ **Number of active subscribers used in ARPU and MOU calculations are as follows:**

◇ Quarterly data: sum of "No. of active subscribers in each month" ** of the current quarter

◇ Half-year data: sum of "No. of active subscribers in each month" ** of the current half

◇ Full-year data: sum of "No. of active subscribers in each month"** of the current fiscal year

** "No. of active subs. in each month": (No. of subs at end of previous month +No. of subs at end of current month)/2

※ DoPa Single Service subscribers are not included in the above calculation of ARPU, MOU, revenues and no. of subscribers.

NTT DoCoMo RESULTS FOR 3Q OF FY2005 27/28

"FOMA", "mova", "Quickcast", "i-mode", "DoPa", "pake-houdai", "Osaifu Keitai", "iD", "ToruCa", "i-channel", "PushTalk", "PushTalk plus", "Kake-Hodai", "Multi-number", "DoCoMo Premier Club", "Fami-wari Wide", "Kid's keitai", "imadoco search", "prosolid", "Music Porter", "mopera", and "IMCS" are trademarks or registered trademarks of NTT DoCoMo, Inc.
Other names of companies or products presented in this material are trademarks or registered trademarks of their respective organizations.